Primary Business Name: LUMINEX TRADING & ANALYTICS LLC   **BD Number: 171752**

BD - AMENDMENT

12/12/2019

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

◉ **Yes** ○ **No**

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
CLARK, JONATHAN ANDREW	I	PRESIDENT	08/2015	NA	Y	N	2603188
CLARK, JONATHAN ANDREW	I	CEO AND DIRECTOR	09/2015	NA	Y	N	2603188
DOLAN, JAMES CHRISTOPHER	I	CHIEF COMPLIANCE OFFICER	09/2015	NA	Y	N	3219968
DOLAN, JAMES CHRISTOPHER	I	CHIEF LEGAL OFFICER	10/2015	NA	Y	N	3219968
EVARTS, NATHANIEL NELSON	I	DIRECTOR	02/2019	NA	N	N	2460453
FARLEY, BRENDA	I	DIRECTOR	07/2019	NA	N	N	7146025
FMR SAKURA HOLDINGS, INC.	DE	OWNER	03/2018	D	Y	N	82-4664912
GEYER, WILLIAM SENG	I	DIRECTOR	10/2019	NA	N	N	2250035
HOPKINS, THOMAS JOHN	I	FINOP	10/2015	NA	N	N	1835087
Kinak, Mehmet Sinan	I	DIRECTOR	12/2019	NA	N	N	7208386
LANE, DAVID KENNETH	I	DIRECTOR	11/2018	NA	N	N	2516957
SKOKO, DRAGAN	I	DIRECTOR	06/2018	NA	N	N	4394961
STUTSMAN, PETER DUARD	I	DIRECTOR	09/2018	NA	N	N	2986277
WHITEHEAD, PAUL NOAH	I	DIRECTOR	04/2015	NA	N	N	4336636